UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-33773

B COMMUNICATIONS LTD.

(Translation of registrant’s name into English)

144 Menachem Begin Street, Tel Aviv 649210, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Report by Bezeq Subsidiary- Appointment of Director and Permanent Chairman of the Board of Bezeq

On August 3, 2020, the Board of Directors of Bezeq The Israel Telecommunication Corporation Ltd. (“Bezeq”), a 26.34% subsidiary of B Communications Ltd. (“BCOM” or the “Company”), reported to the Israel Securities Authority and Tel Aviv Stock Exchange that Bezeq has appointed Mr. Gil Sharon as a director and as Chairman of Bezeq’s Board of Directors, effective as of the date on which Mr. Sharon will announce, during the month of August 2020, his entry into office.

Mr. Sharon will replace Mr. David Granot, who has served as Bezeq’s interim Chairman of the Board since June 23, 2020, as previously reported, and who will remain a director of Bezeq. The terms of service of Mr. Sharon will be brought to the approval of Bezeq’s general meeting of shareholders as required by law, after discussion and approval by Bezeq’s Compensation Committee and Board of Directors.

Tomer Raved, CEO of BCOM, stated: “We are pleased to have Gil join the Bezeq Group. Gil brings decades of experience in the Israeli telecom market and we have full confidence in his ability to lead the Group, which maintains best-in-class management and assets, the combination of which provide a strong framework to lead the digital and communications infrastructure evolution occurring in Israel.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.

Date: August 3, 2020	By:	/s/ Tomer Raved
Name: Tomer Raved
Title: Chief Executive Officer

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